May 2020

STRENGTHEN
SYNALLOY

**UPG ENTERPRISES AND PRIVET FUND: THE RIGHT
CATALYSTS FOR A STRONGER SYNALLOY**

VOTE THE <u>WHITE</u> CARD

 

Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THIS PRESENTATION IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY INTERESTS IN ANY FUND, ACCOUNT OR INVESTMENT VEHICLE MANAGED BY PRIVET FUND MANAGEMENT LLC (TOGETHER WITH ITS AFFILIATES, "PRIVET") AND UPG ENTERPRISES LLC (TOGETHER WITH ITS AFFILIATES, "UPG", AND COLLECTIVELY WITH PRIVET, THE "STOCKHOLDER GROUP") AND IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF THE STOCKHOLDER GROUP, AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO SYNALLOY CORPORATION ("SYNALLOY" OR THE "COMPANY"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

THE STOCKHOLDER GROUP HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE. NO AGREEMENT, ARRANGEMENT, COMMITMENT OR UNDERSTANDING EXISTS OR SHALL BE DEEMED TO EXIST BETWEEN OR AMONG THE STOCKHOLDER GROUP AND ANY THIRD PARTY OR PARTIES BY VIRTUE OF FURNISHING THIS PRESENTATION.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

THE STOCKHOLDER GROUP SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY THIRD PARTY SEC FILING OR THIRD PARTY REPORT RELIED UPON IN GOOD FAITH BY THE STOCKHOLDER GROUP THAT IS INCORPORATED INTO THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE COMPANY WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH THE STOCKHOLDER GROUP BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY.

THE STOCKHOLDER GROUP RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. THE STOCKHOLDER GROUP DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

ALL REGISTERED OR UNREGISTERED SERVICE MARKS, TRADEMARKS AND TRADE NAMES REFERRED TO IN THIS PRESENTATION ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS, AND THE STOCKHOLDER GROUP'S USE HEREIN DOES NOT IMPLY AN AFFILIATION WITH, OR ENDORSEMENT BY, THE OWNERS OF THESE SERVICE MARKS, TRADEMARKS AND TRADE NAMES.

UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

UPG AND PRIVET ARE THE RIGHT CATALYSTS FOR A STRONGER SYNALLOY





- UPG is a manufacturing industry operator that applies operating expertise and elite resources to help industrial businesses grow

- Privet is a research-driven investment firm that seeks to drive governance and strategy improvements at the companies it invests in

- UPG and Privet invested in Synalloy because their independent analyses led to a shared conclusion: <u>the Company's high-quality operating assets should be the foundation of long-term value creation</u>

- New leadership and a fresh strategy are needed to unlock Synalloy's full potential

- **UPG and Privet bring expertise, insight and resources that can help accelerate the leadership and strategy enhancements needed at Synalloy**

UPG AND PRIVET HAVE A VISION FOR HELPING SYNALLOY BECOME A THRIVING PUBLIC COMPANY





- UPG and Privet, which collectively own nearly 25% of Synalloy's outstanding common stock, are fully aligned with all fellow stockholders

- The Stockholder Group has no plans to acquire or facilitate a sale of Synalloy

- **The Stockholder Group's only goal is to reinvigorate Synalloy by:**

  ✓ Adding five elite director nominees to the eight-member Board

  ✓ Appointing Chris Hutter, co-founder of UPG and a proven operating executive, as interim CEO

  ✓ Leveraging the resources and scale of UPG to help enhance operational execution and cut corporate waste

  ✓ Positioning the Company to deliver long-term value and grow as a standalone publicly-traded entity



01.

ABOUT UPG ENTERPRISES

UPG: A TOP MANUFACTURING SECTOR OPERATOR



- Founded by Chris Hutter and Paul Douglass in 2014, UPG is a hands-on, roll-up-your-sleeves operator of diversified industrial companies

- The leadership of Chris Hutter has helped UPG reach $725M in annual revenue (~2.5x Synalloy's revenue) in under a decade

- The company has world-class capabilities across the metals, manufacturing, distribution and logistics segments

- It prides itself on combining the integrity of a family-owned business with innovation and entrepreneurialism

- **UPG's portfolio is anchored by operational excellence and a top supply chain network – which Synalloy can benefit from while remaining a standalone public company**

UPG HAS A GREAT DEAL TO OFFER SYNALLOY

A GROWING BUSINESS FOOTPRINT

- Operates **8 businesses** across metals, manufacturing, distribution and logistics

- Boasts **$725M+** in annual revenue

ROBUST DISTRIBUTION NETWORK

- More than **3M** square feet of warehouse space under roof

- A fleet of **200+** available trucks
  - ✓ Owning trucks and trailers ensures on-time delivery and flexibility

- **18** Production Facilities and Service Centers Across North America

- Redundant **machine capabilities** ensure job completion in the event of any location-specific downtime

ELITE MANUFACTURING PROWESS

- Processes more than **1M** tons of flat roll and long products each year

- UPG's acquisition during Q4 2019 of underperforming *Morton/Metalex* has since improved its manufacturing and on-time delivery from **68%** pre-acquisition to **98%** as of March 2020

- UPG's *Lamination Specialties* has grown to over **300,000** square feet of Efficient Manufacturing Space designed to produce the highest quality electrical steel laminations and has over **40** *high-speed presses* with the capacity to produce over **100M** pounds of laminations annually

- UPG's *National Metalwares* has **60 years** of progressive manufacturing and fabrication experience, focusing on technical development, statistical process controls and high-quality engineering

PRIVET FUND   UPG   STRONGER TOGETHER

UPG HAS A DIVERSE PORTFOLIO AND NETWORK THAT CAN BENEFIT SYNALLOY

LAMINATION SPECIALTIES
POWERED BY UPG

Specialist in fabricating electrical steel laminations

METALEX
POWERED BY UPG

Leading manufacturer of high-quality metals products

MAKSTEEL
POWERED BY UPG

Steel service center specializing in flat rolled coil products

national metalwares, l.p.

POWERED BY UPG

Industry leader in high-volume fabricated tubular products

MS MAPES & SPROWL STEEL
POWERED BY UPG

Leading service center specializing in enameling steel

Morton Rail Products
POWERED BY UPG

Solution provider for clients across rail car applications

CHICAGO STEEL
POWERED BY UPG

A leader in steel and toll processing

CONTRACTORS Steel co.
POWERED BY UPG

A complete steel service center

 

UPG SERVES A WORLD-CLASS CUSTOMER BASE WITH DIVERSE AND GROWING NEEDS





















































































HONDA
MARTINREA
FCA FIAT CHRYSLER AUTOMOBILES
MID-CENTRAL ELECTRIC INC. Electric Utility Equipment
WOLF
ArcelorMittal

MAGNA
INDUSTRIAL STAMPING
CHALLENGE MANUFACTURING
BULL MOOSE TUBE
TCI
LH Industries

CAMACO
DBG THE DE BIASI GROUP
ABB
USS United States Steel
Suburban MANUFACTURING, INC.
GM

HATCH STAMPING COMPANY
Whirlpool CORPORATION
KSR INTERNATIONAL CO.
Gestamp
HON

Ford
steelcase
LONDON AUTOMOTIVE
GENERAL ATOMICS AND AFFILIATED COMPANIES
MTD For A Growing World.
ATTENTIVE INDUSTRIES

TLC THOMSON LAMINATION COMPANY, INC. AS9100 & EN9100 Certified
MARWOOD
REULAND
GE Consumer & Industrial North America
AK Steel
METL SPAN

MITSUBA
GE
OLSUN Electrics Engineered Transformer Solutions
CONTROLLED POWER COMPANY
BLACK+DECKER
PHENIX TECHNOLOGIES

UPG HAS BUILT A STRONG CULTURE THAT CAN BE REPLICATED AT SYNALLOY

Under co-founder Chris Hutter, UPG has forged a dynamic culture that fuels its dedicated employees' commitment to quality, flexibility and serving customers

UPG companies are proud to be partnered with:

- Teamsters Local Union no. 731

- Teamsters Local Union no. 142

- Teamsters Local Union no. 407

- Teamsters Local Union no. 406

- Iron Workers Local no 853

- Plastic Workers Union Local #18 AFL-CIO

- Int'l Brotherhood of Boilermakers, Iron Ship Builders, Blacksmiths, Forgers and Helpers: AFL-CIO, Local 1600



Employee Spotlight!

Ike Carneygee
Operator

"I've been a part of Chicago Steel for over 30 years. During my time here, I've watched the company grow and helped develop the way our Tension Line runs through trial and error. I'm so happy to be a part of this team.

Chicago Steel

Contractors Steel Co.



Employee Spotlight!

Lorenzo Lofquist
Laser Operator

"I love working with the laser machine. The challenge of programming is to cut the right parts for our customers. New machines need parts that are intricate, often requiring tight tolerances. I feel empowered knowing that all the material I cut goes into some large applications.

Lamination Specialties



Employee Spotlight!

Nazario Rivas
Head of Maintenance

"At the age of twenty, I first started working at Lamination Specialties. So far, I have dedicated forty-four years to this company. I consider Lamination Specialties my family and take pride in assisting that operations run properly at our Oakley facility.

UPG HAS FORGED LONG-STANDING COMMUNITY TIES

UPG is involved in community outreach, volunteering and partnering with world-class organizations:

- American Brain Tumor Association
- American Heart Association
- American Lung Association
- Archdiocese of Chicago
- Association of Women in the Metals Industries
- Canadian Cancer Society
- Feed My Starving Children
- Motor City Slitter Charity Golf Outing

- Northern Illinois Food Bank
- Pits for Patriots
- Rebuilding Together
- Rett Syndrome Association of Illinois
- Susan G. Komen Race for the Cure Breast Cancer Walk
- Toys for Tots
- West Suburban Community Pantry





UPG IS A RECOGNIZED INDUSTRY LEADER – AND SYNALLOY CAN BE TOO UNDER NEW LEADERSHIP

UPG and its family of companies have earned the trust of their customers and partners across the metals, manufacturing and distribution verticals

" Metalex has been consistent with hitting our ship dates listed on. They also completed movement of production of boards needed for Greenbrier's Mexico facilities to their SLP facilities, reducing costs and lead times. "

– Greenbrier

" Mapes & Sprowl has always been a great partner. It's great to have a supplier and a sales team that are engaged in the same goals as we are. "

– MKT Metal Manufacturing

" Thanks to the awesome Mapes & Sprowl team [...] for supporting this much needed medical requirement [...] Together we'll get through this. "

– Thompson Lamination Company

" Maksteel folks do a good job at everything they do. "

– Michigan Service Center

" Metalex truck/pick-up requests are submitted timely. [Metalex] is bar code compliant [and] has improved packaging and changed from metal strapping to plastic. "

– Trinity



02.

ABOUT PRIVET FUND



PRIVET IS A HANDS-ON INVESTMENT FIRM WITH A TRACK RECORD OF INTEGRITY AND SUCCESS

PRIVET FUND

- Privet is committed to delivering the long-term value Synalloy stockholders deserve
- The firm has a strong **13-year track record** of investing in companies in which it sees intrinsic value and opportunities to partner with leadership to drive improvements
- Privet has extensive experience investing in the **industrials sector** and brings:
  - ✓ Corporate governance expertise
  - ✓ Capital allocation acumen
  - ✓ Strategy development experience
- The principals at Privet have served on a combined **14 public company boards**

PRIVET HELPS SMALL COMPANIES CREATE SUSTAINABLE STOCKHOLDER VALUE



PRIVET FOCUSES ON LONG-TERM VALUE CREATION

PRIVET FUND

- Privet's investments are **highly selective** and rooted in intensive industry research
- When Privet has nominated directors and/or joined the board at a company, its **average holding period is nearly five years**
- The Privet investment team prioritizes **multi-faceted engagement** with management, customers, suppliers, industry experts and fellow stockholders
- Privet is a **long-term investor in Synalloy** (four years and counting) and plans to remain a large stockholder for many years to come

PRIVET IS PLANNING TO BE A STOCKHOLDER CHAMPION AT SYNALLOY FOR YEARS TO COME



















PRIVET'S REPRESENTATIVE INVESTMENTS ACROSS THE MANUFACTURING AND B2B SECTORS

HARDINGE

Norsat International Inc.

GSI Group

STARTEK

Great Lakes Dredge & Dock Company

MSC Material Sciences Corporation

GT ADVANCED TECHNOLOGIES

PFS

THE MIDDLEBY CORPORATION

STRENGTHEN
SYNALLOY

VOTE THE **WHITE** CARD

 